News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING REPORTS TAX INFORMATION

FOR 2006 DISTRIBUTIONS TO UNITHOLDERS

CALGARY, February 26, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today reports the following income tax information for cash distributions declared in 2006 for unitholders resident in Canada and paid in 2006 for unitholders resident in the United States.

Unitholders are strongly urged to consult their tax advisors with respect to their particular circumstances.

Tax Information for Unitholders Resident in Canada

The following information is based on the Trust’s understanding of the Income Tax Act (Canada) and regulations thereunder, and is provided for general information only. T3 Statement of Trust Income Allocations and Designations forms are expected to be available by March 31, 2007.

The following table provides the cash distributions declared in 2006 in Canadian dollars. The stated amounts are on a per-unit basis and reflect the units outstanding when the payments were declared.

CDN$ Per Unit
Record Date	Payment Date	Other Taxable Income (taxable)	Return of Capital (tax deferred)	Total Distribution Paid
March 31, 2006	April 13, 2006	$ 1.12159	$ 0.27841	$ 1.40
June 30, 2006	July 14, 2006	0.80114	0.19886	1.00
September 29, 2006	October 13, 2006	0.64091	0.15909	0.80
December 29, 2006	January 15, 2007	0.76108	0.18892	0.95

The “Other Taxable Income” amount is the portion of the distributions that is to be included in the taxable income of unitholders. The “Return of Capital” amount of the distributions is not taxable but should be deducted from the adjusted cost base of unitholder’s units of the Trust. Both of these amounts will be reported on the T3 statements.

Tax Information for Unitholders Resident in the United States

Distributions by the Trust in the 2006 calendar year are considered foreign-source dividend income under U.S. federal income tax principles, reportable on a Form 1099. Providing that applicable holder-level requirements are met, these distributions are "qualified dividends," eligible for taxation at reduced rates under U.S. federal income tax legislation.

Distributions paid by the Trust to U.S. unitholders are generally subject to Canadian withholding tax of 15%. U.S. unitholders are advised to seek advice from their tax advisor for the tax treatment of distributions.

Cash distributions in 2006 are reported as follows in U.S. dollars. The stated amounts are on a per-unit basis and reflect the units outstanding when the payments were made.

US$ Per Unit
Record Date	Payment Date	Qualified Dividends (taxable)	Withholding Tax Deducted in Canada
December 30, 2005	January 13, 2006	$ 1.372330	$ 0.205849
March 31, 2006	April 13, 2006	1.199555	0.179933
June 30, 2006	July 14, 2006	0.896861	0.134529
September 29, 2006	October 13, 2006	0.717296	0.107594

It is possible that the U.S. dollar amount was different for non-registered, or beneficial, unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates.

The distribution payable to record holders on December 30, 2006 and paid on January 13, 2007 to unitholders resident in the United States will be reported for the 2007 calendar year.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund royalty trust. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership and earnings from its NYCO subsidiaries which are leading producers of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-5215

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca